UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of, March 2025

Commission File Number: 001-14534

Precision Drilling Corporation

(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Precision Drilling Corporation

	By:	/s/ Carey T. Ford
		Name:	Carey T. Ford
Date: March 10, 2025		Title:	Chief Financial Officer

Exhibit DESCRIPTION

99.1 2024 ANNUAL REPORT